SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                                PURSUANT TO 13d-2

                            Raser Technologies, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    754055AA9
                                 (CUSIP Number)

                                   May 8, 2008
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                           (Page 1 of 8 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 754055AA9                13G                        Page 2 of 8 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

                                                      Linden Capital L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Bermuda
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                3,305,157
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                3,305,157
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                3,305,157
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES                        [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                5.6%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON
                                                PN
-----------------------------------------------------------------------------


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CUSIP No. 754055AA9                13G                        Page 3 of 8 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

                                                Siu Min Wong
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            China
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                3,305,157
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                3,305,157
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                3,305,157
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES                        [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                5.6%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON
                                                 IN
----------------------------------------------------------------------------

CUSIP No. 754055AA9                13G                        Page 4 of 8 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is Raser Technologies, Inc. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

         The Company's principal executive offices are located at 5152 North Edgewood Drive, Suite 375, Provo, UT.


Item 2(a).     Name of Person Filing:

     This statement is filed by:

           (i) Linden Capital L.P., a Bermuda limited partnership ("Linden Capital") and Siu Min Wong ("Mr. Wong," and collectively, the "Reporting Persons"). Mr. Wong is the control person of Linden Capital and may be deemed to beneficially own the shares of common stock (as defined below) owned by Linden Capital.


Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The principal business address for Linden Capital is 129 Front Street, Hamilton HM12, Bermuda.

     The principal business address for Mr. Wong is 590 Madison Ave., 15th Floor, New York, New York 10022.


Item 2(c).     Citizenship:

     Linden Capital is a Bermuda limited partnership and Mr. Wong is a citizen of China.


Item 2(d).     Title of Class of Securities:

     Common Stock, par value $.01 per share (the "Common Stock").


Item 2(e).    CUSIP Number:

     754055AA9


Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ]  Broker or dealer registered under Section 15 of the Act,

          (b) [ ]  Bank as defined in Section 3(a)(6) of the Act,


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CUSIP No. 754055AA9                   13G                     Page 5 of 8 Pages

          (c) [ ]  Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ]  Investment Adviser in accordance with Rule 13d-1
                   (b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     Not applicable.


Item 4.  Ownership.

A.   Amount beneficially owned:

     The Reporting Persons collectively beneficially own 8.0% Convertible Senior Notes due 2013 owned by Linden Capital, which are convertible into 3,305,157 shares of Common Stock.

B.   Percent of class:

     The Reporting Persons have beneficial ownership of 3,305,157 shares of Common Stock, constituting 5.6% of all of the outstanding shares of Common Stock.

C.   Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote

               Not applicable.

         (ii)  Shared power to vote or to direct the vote

               Linden Capital and Mr. Wong have shared power to vote or direct the vote of the 3,305,157 shares of Common Stock owned by Linden Capital.

CUSIP No. 754055AA9                13G                        Page 6 of 8 Pages

         (iii) Sole power to dispose or to direct the disposition of

               Not applicable.


         (iv)  Shared power to dispose or to direct the disposition of

               Linden Capital and Mr. Wong have shared power to dispose or direct the disposition of the 3,305,157 shares of Common Stock owned by Linden Capital.


Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable.


Item 8.  Identification and Classification of Members of the Group.

     See Exhibit B attached hereto.


Item 9.  Notice of Dissolution of Group.

     Not applicable.


Item 10.  Certifications.


          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 754055AA9                  13G                      Page 7 of 8 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2008




         Linden Capital L.P.
               By:   Linden GP LLC, general partner


                     By: /s/  Siu Min Wong
                         ----------------------------
                              Siu Min Wong,
                              Managing Member

                         /s/  Siu Min Wong
                         ----------------------------
                              Siu Min Wong


                                    EXHIBIT A
                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Raser Technologies, Inc. dated May 16, 2008 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Dated:   May 16, 2008

         Linden Capital L.P.
              By:  Linden GP LLC, general partner


                   By:   /s/  Siu Min Wong
                         ----------------------------
                              Siu Min Wong,
                              Managing Member

                         /s/  Siu Min Wong
                         ----------------------------
                              Siu Min Wong

CUSIP No. 754055AA9                 13G                       Page 8 of 8 Pages



                                    EXHIBIT B
                     IDENTIFICATION OF MEMBERS OF THE GROUP

Linden Capital L.P.
Siu Min Wong